SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )1

                             UNIFORCE SERVICES, INC.
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                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of class of securities)

                                    904724101
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                                 (CUSIP number)

                             DAVID J. ADLER, ESQUIRE
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 AUGUST 7, 1997
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

                        Exhibit Index Appears on Page 7.
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(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


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CUSIP No. 904724101                 13D          Page 2 of 7 Pages

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================================================================================
      1              NAME OF REPORTING PERSONS
                     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                    FANNING ASSET PARTNERS, L.P.
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      2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) / /
                                                                        (b) / /
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      3              SEC USE ONLY

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      4              SOURCE OF FUNDS*
                              OO
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      5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                     PURSUANT TO ITEM 2(d) OR 2(e)                      / /
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      6              CITIZENSHIP OR PLACE OR ORGANIZATION

                              GEORGIA
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  NUMBER OF                  7          SOLE VOTING POWER
    SHARES
 BENEFICIALLY                                    361,513
   OWNED BY
     EACH
  REPORTING
 PERSON WITH
                   -------------------------------------------------------------
                             8          SHARED VOTING POWER

                                                 -0-
                   -------------------------------------------------------------
                             9          SOLE DISPOSITIVE POWER

                                                 -361,513
                   -------------------------------------------------------------
                            10          SHARED DISPOSITIVE POWER

                                                 -0-
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      11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON

                              361,513
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      12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES*                                    / /
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      13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                 11.9%
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      14             TYPE OF REPORTING PERSON*

                              PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 904724101             13D           Page 3 of 7 Pages
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Item 1.           Security and Issuer.

                  This statement relates to shares (the "Shares") of the common stock, par value $.01 per share ("Common Stock"), of Uniforce Services, Inc.(the "Issuer"). The principal executive offices of the Issuer are located at 415 Crossways Park Drive, Woodbury, New York 11797.

Item 2.           Identity and Background.

                  (a) This Statement is filed by Fanning Asset Partners, L.P., a Georgia limited partnership (the "Partnership") of which John C. Fanning is the sole general partner. The Partnership was formed to hold and manage certain assets of Mr. Fanning and members of his family.

                  (b) The principal business address of the Partnership is Northern Trust Plaza -- Suite 4160, Boca Raton, Florida 33431 and of Mr. Fanning is 415 Crossways Park Drive, Woodbury, New York
11797.

                  (c) The principal occupation of Mr. Fanning is Chairman of the Board and Chief Executive Officer of the Issuer. The Issuer is principally engaged in the business of providing supplemental staffing and related services to businesses, governmental agencies and other organizations. The principal address of the Issuer is shown in Item 1 above.

                  (d) Neither the Partnership nor Mr. Fanning has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) Neither the Partnership nor Mr. Fanning has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Mr. Fanning is a citizen of the United States.

Item 3.           Source and Amount of Funds or Other Consideration.

                  Not applicable.

Item 4.           Purpose of Transaction.

                  On August 7, 1997, Mr. Fanning transferred 361,513 Shares of Common Stock to the Partnership in exchange for interests in the Partnership. The purpose of the transaction was personal financial planning and asset management for Mr. Fanning and members of his family.


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CUSIP No. 904724101             13D           Page 4 of 7 Pages
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Item 5.           Interest in Securities of the Issuer.

                  (a) As of the close of business on September 3, 1997, the Partnership was the beneficial owner of 361,513 Shares of Common Stock, representing approximately 11.9% of the issued and outstanding Common Stock, and Mr. Fanning may be deemed to be the beneficial owner of 1,860,530 shares of the Common Stock, which number includes the shares of Common Stock beneficially owned by the Partnership and 51,500 shares of Common Stock subject to options in favor of Mr. Fanning exercisable within 60 days of September 3, 1997. The shares of Common Stock of which Mr. Fanning may be deemed the beneficial owner, as stated above, represent 60.2% of the total of the issued and outstanding Common Stock plus the shares of common stock subject to the options in favor of Mr. Fanning noted above. Mr. Fanning disclaims beneficial ownership of the shares of Common Stock owned by the Partnership in excess of his proportional interest in the Partnership.

                  (b) The Partnership has sole power to vote and dispose of 361,513 shares of Common Stock. Mr. Fanning has sole power to vote and dispose of 1,809,030 shares of Common Stock (361,513 of such shares by virtue of his position as sole general partner of the Partnership).

                  (c) No transactions in the Issuer's Common Stock were effected in the last sixty days by either the Partnership or by Mr. Fanning other than the transaction described in Item 4.

                  (d) No person has the right to receive, or the power to direct the receipt of, dividends from or the proceeds from the sale of such Shares of Common Stock, other than the Partnership and Mr.
Fanning.

                  (e)      Not applicable.

Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer.

                  The Partnership and Mr. Fanning are parties to a Stockholders Agreement dated as of August 13, 1997 with COMFORCE Corporation ("COMFORCE") and COMFORCE Columbus, Inc., a wholly-owned subsidiary of COMFORCE ("Subsidiary"), pursuant to which the Partnership and Mr. Fanning have agreed to tender all shares beneficially owned by them into a proposed tender offer, and to vote such shares in favor of a proposed merger, contemplated by a Merger Agreement dated as of August 13, 1997 among COMFORCE, Subsidiary and the Issuer.

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CUSIP No. 904724101             13D           Page 5 of 7 Pages
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Item 7.           Material to be Filed as Exhibits.

                  1. Stockholders Agreement among COMFORCE Corporation, COMFORCE Columbus, Inc., John Fanning and Fanning Asset Partners, L.P. (incorporated herein by reference to exhibit filed with Proxy Statement/Prospectus filed by the Issuer with the Securities and Exchange Commission on September 11, 1997 and included as a part of Registration Statement on Form S-4 filed by COMFORCE Corporation on September 11, 1997 under file no. 33-35451).

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CUSIP No. 904724101             13D           Page 6 of 7 Pages
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                                   SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  November 12, 1997


                                             s/ John C. Fanning
                                             --------------------------------
                                                John C. Fanning
                                                Managing General Partner

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CUSIP No. 904724101             13D           Page 7 of 7 Pages
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                                  EXHIBIT INDEX


Exhibit                                                        Page
-------                                                        ----

1.       Stockholders Agreement among COMFORCE
         Corporation, COMFORCE Columbus, Inc.,
         John Fanning and Fanning Asset
         Partners, L.P. (incorporated herein by
         reference to exhibit filed with Proxy
         Statement/Prospectus filed by the
         Issuer with the Securities and
         Exchange Commission on September 11,
         1997 and included as a part of
         Registration Statement on Form S-4
         filed by COMFORCE Corporation on
         September 11, 1997 under file no. 33-
         35451).